SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-23270

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOMES, INC.

RETIREMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION HOMES, INC.

4900 TUTTLE CROSSING BLVD.

DUBLIN, OH 43016-0993

Dominion Homes, Inc.

Retirement Plan and Trust

Financial Statements

December 31, 2007 and 2006

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

McCURDY & ASSOCIATES, INC.

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Dominion Homes, Inc. Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCurdy & Associates, Inc.

Columbus, Ohio
June 4, 2008

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$12,266,743	$14,472,086
Participants’ loans	292,107	275,660
Employer contributions receivable	7,199	11,810

Total assets	12,566,049	14,759,556

Liabilities
Accrued expenses	20,275	19,775

Total liabilities	20,275	19,775

Net assets available for benefits at fair value	12,545,774	14,739,781

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,101	29,857

Net assets available for benefits at contract value	$12,556,875	$14,769,638

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Employee contributions	$875,943	$1,383,076
Employer contributions	489,210	861,971
Net appreciation in the fair value of investments	425,808	692,573
Interest and dividend income	260,193	274,566

Total additions	2,051,154	3,212,186

Deductions
Participant benefits	4,227,087	5,044,331
Administrative expenses	36,830	47,090

Total deductions	4,263,917	5,091,421

Net deductions	(2,212,763)	(1,879,235)
Net assets available for benefits, beginning of year	14,769,638	16,648,873

Net assets available for benefits, end of year	$12,556,875	$14,769,638

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

1.	Description of the Plan

Dominion Homes, Inc. (the “Employer”) established Dominion Homes, Inc. Retirement Plan and Trust (the “Plan”) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code (“IRC”). The following is a brief description of the Plan. Participants should refer to the plan document for a complete explanation of the Plan’s provisions.

The Plan covers substantially all employees, except those for whom retirement benefits have been the subject of good faith collective bargaining, leased employees, outside consultants or independent contractors. Full-time employees are eligible to participate in the Plan on the first day of a calendar quarter following at least 30 days of service. Part-time employees are eligible to participate in the Plan on the first day of a calendar quarter after the 12-month period beginning on the date of hire, or any anniversary thereof, in which such person is credited with at least 1,000 hours of service.

Participants direct their employer and participant contributions into any of the 21 available investment fund options. These options include:

•	Dominion Homes, Inc. Common Shares (Dominion Homes, Inc. Stock Fund)

•	Principal Stable Value Fund

•	Fidelity Advisor Mortgage Securities (T) Fund

•	Principal Bond and Mortgage Separate Account

•	Principal Large-Cap Stock Index Separate Account

•	American Funds Growth Fund of America (R3) Fund

•	Principal Partners Large-Cap Value Separate Account

•	Principal Mid-Cap Stock Index Separate Account

•	Principal Partners Mid-Cap Growth Separate Account

•	American Century Equity Income (Adv) Fund

•	Principal Small-Cap Stock Index Separate Account

•	Fidelity Advisor Small-Cap (T) Fund

•	Principal Partners Small-Cap Value II Separate Account

•	Principal Diversified International Separate Account

•	Russell LifePoints® Growth Strategy Separate Account

•	Russell LifePoints® Balanced Strategy Separate Account

•	Russell LifePoints® Conservative Strategy Separate Account

•	Russell LifePoints® Moderate Strategy Separate Account

•	Russell LifePoints® Equity Growth Strategy Separate Account

•	Principal U.S. Property Separate Account

•	American Funds New Perspective (R3) Fund

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

Participants may change their investment options on a daily basis except for investments in Dominion Homes, Inc. Stock Fund, which are subject to restrictions set forth in the Dominion Homes, Inc. Stock Trading Policy. Effective on and after January 1, 2007, the Dominion Homes, Inc. Stock Fund is closed to new contributions or investment transfers. Participants are not permitted to transfer any portion of their account or direct new contributions to the Dominion Homes, Inc. Stock Fund. However, participants may transfer amounts out of the Dominion Homes, Inc. Stock Fund to any other investment fund option.

In addition, effective December 24, 2007, the Plan default investment option changed from the Principal Stable Value Fund to the Russell LifePoints® Balanced Strategy Separate Account.

A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a certain dollar amount or certain percentage of such participant’s compensation and to contribute such amount to the Plan on their behalf. If a participant desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation payable. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed the maximum allowable ($15,500 in 2007). However, for participants who reached the age of 50, an additional catch up contribution of $5,000 was allowed during 2007. In accordance with Section 401(k) of the IRC, all amounts withheld from a participant’s compensation in accordance with this section and contributed to their salary reduction account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an Employer contribution to the Plan.

The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of the first 3% of salary reduction contributions made by participants and 50% of the next 2% of salary reduction contributions, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant’s salary reduction account and matching contribution account in any plan year exceed the lesser of 100% of the participant’s compensation for the plan year or $45,000.

A participant’s interest in their salary reduction account, rollover account, and matching contribution account shall be fully vested and nonforfeitable at all times.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

Loan terms are not to exceed five years, or up to 15 years for purchase of a primary residence, with the interest rate based on the rates available for similar loans from commercial lending institutions. The loans are collateralized by an assignment, pledge, or other security interest in the participant’s vested account balance. Repayment of a loan is required to be made through payroll deductions on an aftertax basis in level payments of principal and interest.

Benefits under the Plan are generally payable upon the earliest occurrence of a participant’s death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant’s salary reduction account may also be distributed in the event of certain financial hardships or attainment of age 55.

The Employer reserves the right at any time to amend or terminate this plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the trustee.

2.	Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust, the Principal Stable Value Fund (the Fund). As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in this collective trust as well as the adjustment of the investment in this collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

The Fund’s average returns for 2007 and 2006 were 4.18% and 3.88%, respectively. Market value events outside the normal operation of the Fund could limit the Fund’s ability to make transactions at contract value. The Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day needs of the participants as well as the occasional market value event.

Investment Valuation and Income Recognition

The Plan’s investments that are traded on a national exchange are stated at fair value, which are measured from quoted market prices as of the last business day of the plan year. Certain investments are not currently traded in a public market and are carried at estimated fair value as determined by the investment advisor after giving consideration to pertinent information, including discounted future cash flows of mortgages and private placement bonds, estimated market values of real estate properties and results of independent appraisals, and other factors. The Plan’s interest in the collective trust, the Principal Stable Value Fund, is valued based on information reported by the investment advisor using the audited financial statements of this collective trust at year-end. Because of the inherent uncertainty of valuations, however, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

At December 31, 2007 and 2006, the statements of net assets available for benefits include investments valued at approximately $9,018,061 and $9,959,379, respectively, for which their fair values have been estimated by the investment advisor in the absence of readily ascertainable market values.

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Security transactions are reflected on a settlement date basis, which is not materially different from a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses

Administrative expenses, including audit fees and third party administrator fees, are paid by the trustee from the net assets of the Plan. Administrative expenses incurred for the years ended December 31, 2007 and 2006 were $36,830 and $47,090, respectively. Certain administrative and support functions, including accounting and human resource services, performed by the Employer are not charged to the Plan.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In September, 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of FAS 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

3.	Investments

The following are investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006:

Investments	2007 Fair Value	2006 Fair Value
Principal Stable Value Fund	$1,710,285	$1,881,077
American Funds Growth Fund of America (R3) Fund	1,570,851	1,908,685
Principal Large-Cap Stock Index Separate Account	1,161,080	1,425,636
Principal Partners Large-Cap Value Separate Account	1,127,032	1,373,348
Principal Diversified International Separate Account	1,018,510	768,469
American Funds New Perspective (R3) Fund	999,700	1,197,084
Principal Partners Mid-Cap Growth Separate Account	815,649	856,149
Russell LifePoints® Balanced Strategy Separate Account	703,802	987,377
Russell LifePoints® Growth Strategy Separate Account	676,335	N/A

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the period) appreciated in value as follows:

	2007	2006
Pooled separate accounts – not traded in a public market	$515,303	$1,197,827
Common/collective trust – not traded in a public market	70,092	70,772
Mutual funds – traded in a public market	153,751	100,941
Dominion Homes, Inc. Common Shares	(313,338)	(676,967)

Total net appreciation	$425,808	$692,573

4.	Tax Status

The Plan has been designed to meet the requirements of Sections 401(a), 401(k) and 501(a) of the IRC, as amended by the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been granted favorable determination of tax-exempt status under Section 501(a).

The Plan obtained its latest determination letter as of January 21, 2002, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2007 and 2006

Notes to Financial Statements

5.	Transactions With Parties-In-Interest

The Plan held, at fair value, $19,818 and $558,988 of Dominion Homes, Inc. common shares at December 31, 2007 and 2006, respectively. The Plan purchased 37,547 and 13,455 shares of Dominion Homes, Inc. common shares at a cost of $182,480 and $111,290 in 2007 and 2006, respectively. The Plan sold 88,382 and 38,472 shares of Dominion Homes, Inc. common shares for $408,312 and $267,952 in 2007 and 2006, respectively.

Certain Plan investments are units of common/collective trusts and separate accounts managed by Principal Global Investors, an affiliate of The Principal Life Insurance Company which is indirect subsidiary of The Principal Financial Group. The Delaware Charter Guarantee & Trust Company is the Plan’s Trustee and conducts business under the trade name of Principal Trust Company, which is a member of The Principal Financial Group. Therefore, these transactions with Principal Global Investors qualify as party-in-interest transactions. Fees incurred by the Plan to the Principal Life Insurance Company for contract administration services amounted to $7,956 and $10,965 for the Plan years ended December 31, 2007 and 2006, respectively. Also, during 2007 and 2006 loan expenses of $3,252 and $4,098, respectively, were charged to the Plan by the Trustee.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements at contract value	$12,556,875	$14,769,638

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,101)	(29,857)

Net assets available for benefits per Form 5500 at fair value	$12,545,774	$14,739,781

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2007 and 2006, to Form 5500:

	2007	2006
Total additions per the financial statements	$2,051,154	$3,212,186
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006 and 2005	29,857	N/A

Less: Adjustment from contact value to fair value for fully benefit-responsive investment contracts at December 31, 2007 and 2006	(11,101)	(29,857)

Total additions per Form 5500	$2,069,910	$3,182,329

The adjustment from contract value to fair value for fully benefit-responsive investment contracts is recorded on the Form 5500 but not recorded in the statement of changes in net assets available for benefits.

Dominion Homes, Inc. Retirement Plan and Trust

EIN: 31-1393233    Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2007

(A)	(B)	(C)	(D)	(E)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Fair Value
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	474	$340,017
*	Principal Life Insurance Company	Principal Large-Cap Stock Index Separate Account	21,901	1,161,080
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	71,700	1,127,032
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	817	526,492
*	Principal Life Insurance Company	Russell LifePoints® Balanced Strategy Separate Account	41,174	703,802
*	Principal Life Insurance Company	Russell LifePoints® Conservative Strategy Separate Account	820	12,526
*	Principal Life Insurance Company	Russell LifePoints® Equity Growth Strategy Separate Account	6,552	110,538
*	Principal Life Insurance Company	Russell LifePoints® Growth Strategy Separate Account	40,167	676,335
*	Principal Life Insurance Company	Russell LifePoints® Moderate Strategy Separate Account	3,350	54,054
*	Principal Life Insurance Company	Principal Mid-Cap Stock Index Separate Account	16,065	354,149
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	50,755	815,649
*	Principal Life Insurance Company	Principal Partners Small-Cap Value II Separate Account	2,863	38,622
*	Principal Life Insurance Company	Principal Small-Cap Stock Index Separate Account	16,605	368,970
*	Principal Life Insurance Company	Principal Diversified International Separate Account	15,126	1,018,510
	Union Bond & Trust Company	Principal Stable Value Fund	104,177	1,710,285
	Fidelity Investments	Fidelity Advisor Mortgage Securities (T) Fund	7,680	80,254
	American Century Investments	American Century Equity Income (Adv) Fund	50,251	391,959
	American Funds Service Company	American Funds Growth Fund of America (R3) Fund	46,863	1,570,851
	Fidelity Investments	Fidelity Advisor Small-Cap (T) Fund	7,744	186,100
	American Funds Service Company	American Funds New Perspective (R3) Fund	29,851	999,700
*	Dominion Homes, Inc.	Common Shares	55,034	19,818

	Total Investments			$12,266,743

*	Participant Loans	Participant Loans (interest rates of 6.00% to 10.25%) with maturity dates ranging from 2008 to 2017		$292,107

*	Denotes a party-in-interest transaction.

The accompanying notes are an integral part of this schedule.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 9, 2008	Dominion Homes, Inc. Retirement Plan and Trust

/s/ Laura Macias
Laura Macias
Trustee

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Independent Registered Public Accounting Firm	Page 15